

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 7, 2006

Mr. Mark H. McKinnies
Chief Financial Officer, ADA-ES, Inc.
8100 SouthPark Way, Unit B
Littleton, CO 80120-4525

Re: **ADA-ES, Inc.**
            Form 10-K for the fiscal year ended December 31, 2005
            Form 10-Q for the period ended March 31, 2006
            File No. 0-50216

Dear Mr. McKinnies:

We have reviewed your response to our letter dated June 22, 2006 and have the following comments. We ask that you respond by July 21, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Revenue Recognition, page F-8

1. We note your response to our prior comment five and have the following additional comments:

    - With regard to the contracts for sales of your ACI systems, please tell us how you have determined that you do not fall under the first bullet point of paragraph 14 of SOP 81-1. Additionally, to help us better understand how you determined that percentage of completion accounting was appropriate, please provide us with a detailed explanation of both your and your buyer's enforceable rights to the work-in-progress as the work progresses. Refer to paragraph 22 of SOP 81-1.

- Regarding the contracts for your commercial mercury emission measurement and consulting services, it appears to us that you should be using an output based approach to recording revenue for these service contracts, such as when services are rendered. Please refer to footnote 1 of SOP 81-1 as well as Section 2 (F) (2) of our outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/acctdis120105.pdf, and provide us with a more detailed explanation of why you continue to believe the percentage of completion method for revenue recognition is appropriate for your circumstances. Alternatively, if you no longer believe that service contract revenue should be recognized under the percentage of completion method, please demonstrate to us that there would not have been a material difference in your fiscal year 2004 and 2005 revenues if you had recognized service contract revenues in accordance with SAB Topic 13, and confirm to us that you will recognize revenues from service contracts in accordance with SAB Topic 13 in the future.
- With regard to your contracts where there are delivery milestones, it remains unclear to us that it is appropriate to account for these contracts under the percentage of completion. In this regard, we note your statement on page 3 of your Form 10-KSB that these agreements often include various technical and financial reports that you submit on a prescribed schedule. Please provide us with further details of the terms of these contracts. For example, what happens if the contract is cancelled in-between milestones? Will you receive payment for all work through the date of cancellation? Will you be assessed any penalties? If a contract is cancelled prior to completion are you required to remit any previous earnings back to the customer? Please provide us with a copy of one of your current contracts where there are milestones to help us better understand this matter.
- With regard to your contracts where there are delivery milestones, your response appears to indicate that there would not be a material difference in the amount of revenue recognized based on the delivery milestones versus the amount of revenue recognized under the percentage of completion. Please demonstrate this by quantifying for us the impact on your fiscal year 2004 and 2005 results if you had accounted for these contracts based on milestones rather than percentage of completion. Also confirm to us that going forward you will recognize the revenues associated with each delivery milestone when that milestone has been completed, or explain to us why you do not believe that this method of revenue recognition is appropriate under the terms of such contracts.

Goodwill, page F-9

2. We note your response to our prior comment six that you will remove the reference to the investment banking firm in future filings; however, due to the fact that you have incorporated your 10-KSB by reference into your S-3 filing, you are required to amend your 10-KSB to either name the investment banking firm and include their consent or to remove the reference to the investment banking firm.

Form 10-Q for the period ended march 31, 2006

Item 2. Management's Discussion and Analysis – Overview

3. We note your response to our prior comment 11. Please tell us if the acquisition you refer to is probable, and if it is probable please confirm whether it meets the 50% significance test. If it is over the 50% significance threshold we remind you that you will be required to provide pro forma financial information in your current registration statement as noted in Rule 3-05 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief